No.3, Lane 141, Sec. 3, Beishen Rd. Shenkeng Township Taipei County 222, Taiwan (R.O.C.) Phone: (403) 290-1744 Fax: (403) 266-5732 Website: www.transaktltd.com

January 13, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Attention: Mr. Joseph M. Kempf

RE:	TransAKT Ltd.
Form 20-F for the year ended December 31, 2009
Filed June 29, 2010
Form 1O-Q for the quarter ended September 30, 2010
Filed November 15, 2010
File No. 000-50392

Dear Mr. Kempf:

We have received your correspondence dated December 10, 2010, and are in the process of preparing a response. In connection with your request to include comparative financial information dating back to the 2007 fiscal year, we have had to resuscitate old relationships with our former auditing firm and pervious counsel in order to obtain updated auditors consent for our Form 20-F/A. As a result we will be unable to make our reply by January 15, 2011, but we expect that we will be able to submit our reply on EDGAR by January 21, 2011. We hope this will be acceptable to you.

Sincerely,

/s/ James Wu

James Wu
TransAKT Ltd.